NovaGold Resources Inc.
Consolidated Financial Statements
February 28, 2005

NOVAGOLD RESOURCES INC. QUARTER REPORT 2005

REPORT TO SHAREHOLDERS

NovaGold is pleased to report its financial and operating results for the three month period ended February 28, 2005 together with an update of the Company's activities since the release of the Company's 2004 Annual Report.

Donlin Creek Project

Our Donlin Creek joint venture partner, Placer Dome is now moving aggressively to advance our Donlin property. Placer Dome has appointed Mr. Stan Foo to the position of Donlin Creek Project Manager effective March 14, 2005. Prior to this appointment, Stan was the Mining Section Chief at the Alaska Department of Natural Resources from 2001 to 2005. Stan's career includes an outstanding list of qualifications to support the Donlin Creek Project including General Superintendent at the highly successful Cortez Joint Venture gold mine in Nevada, and a two year period in the late 1990s as Placer Dome's Alaska State Manager. Stan will be based in Anchorage, Alaska and will report directly to George Paspalas, Senior Vice-President, Projects, Technical Development, Placer Dome Inc.

Placer Dome will expend at least US$11 million in 2005 primarily on three key components:

•
A 20,000 meter drill program designed to increase the existing 11  million ounce measured and indicated gold mineral resource by  converting a portion of the 14.3 million ounce inferred gold min eral resource into the indicated category. Three drill rigs will be  working on site by month end under the direction of  NovaGold's Senior Geologist Stan Dodd who has recently been  seconded to the Donlin JV to direct the program.

•	Detailed engineering and design studies to bring all capital and operating cost estimates up to a pre-feasibility level of con fidence.
•	Preparation of Environmental Assessment documentation and gathering of a large amount of baseline environmental data.

We are pleased that Placer Dome is steadily advancing this world class asset towards a production decision. At 25 million ounces of resource, management believes that Donlin Creek represents one of the best gold opportunities in North America.

Galore Creek Project

Galore Creek, like Donlin Creek, is a world class mineral system and we expect to identify more resources with time. At Galore Creek, NovaGold has the option to purchase a 100% interest in the main Galore Creek property with no back-in right and no royalty. In 2005, the Company plans to spend a minimum of $20 million completing at least 50,000 meters of drilling. Drilling will be primarily targeted to upgrade the Inferred mineral resource to the Measured and Indicated categories. The Company plans to spend a minimum $5 million on project engineering and environmental work. The initial objective is to complete a pre-feasibility level assessment of the project by mid-2005 using updated resource models from the 2004 drilling. Then, using the results of the 2005 in-fill drilling program as well as the ongoing engineering and environmental studies, to complete a feasibility study by Q2 2006. The company will also complete collection and analysis of all baseline environmental data and prepare a formal environmental assessment document and key permit applications for submission by the end of 2005. In addition, we continue to build on our relationship with the Tahltan First Nations and expect to conclude a Participation Agreement with the Tahltan regarding project development. Management is very pleased with the overall progress being made on our Galore Creek project.

Rock Creek Project

Progress on the Rock Creek feasibility study is on track for completion next quarter. In addition, project permitting remains on schedule and we expect to have the necessary permits to start construction by the end of the year. With the start of construction at Rock Creek, NovaGold will embark on its transition from explorer to producer. We envision development of our Rock Creek deposit as part of an integrated operation - our Nome Operations will include our Rock Creek, Saddle and Big Hurrah lode deposits, and our Nome Gold alluvial deposits which collectively contain in excess of 3 million ounces of gold resource. Our plan going forward is to improve our sand and gravel operations by creating a value added product rather than selling a raw material. We also plan to integrate the development of our gold bearing gravels and process for both gold and gravel. These activities and our operations at Rock Creek and Big Hurrah once the feasibility study has been completed will result in an efficient integrated operation - one that will bring over a hundred needed jobs to Nome and bring lasting benefits to the community of Nome and our partners at Rock Creek, the Bering Straits Native Corporation and the Sitnasauk Native Corporation. In addition to our shareholders, many will benefit from our transition to a producer at the Nome Operations.

We look forward to reporting on further positive developments on the Company's projects during the coming months.

On behalf of the Board of Directors,
NovaGold Resources Inc.

[signed: Rick Van Nieuwenhuyse}

Rick Van Nieuwenhuyse
President and CEO
April 12, 2005

NOVAGOLD RESOURCES INC. QUARTER REPORT 2005

MANAGEMENT’S DISCUSSION AND ANALYSIS

General

This Management's Discussion and Analysis of NovaGold Resources Inc. (NovaGold or the Company) is dated April 12, 2005 and provides an analysis of NovaGold's financial results for the quarter ended February 28, 2005 compared to the same quarter in the previous year. At April 12, 2005 the Company has 66.1 million common shares issued and outstanding. The following information should be read in conjunction with the Company's February 28, 2005 unaudited consolidated financial statements and related notes, which are prepared in accordance with generally accepted accounting principles in Canada (Canadian GAAP). The accounting policies have been consistently followed in preparation of these financial statements except that the Company has adopted Accounting Guideline 15 “Consolidation of Variable Interest Entities (VIE)” effective for the Company's first quarter commencing December 1, 2004. This guideline requires the consolidation of VIE’s by the primary beneficiary: the enterprise that will absorb or receive the majority of the VIE's expected losses, expected residual returns, or both. The adoption of Accounting Guideline 15 has not had a material impact on the Company. All amounts are in Canadian dollars, unless otherwise stated.

NovaGold is a precious metals company focused on the exploration and development of high quality mineral properties in Alaska and Western Canada. NovaGold is advancing four of the largest undeveloped resources in North America: the Galore Creek gold-silver-copper project, the Donlin Creek gold project in partnership with Placer Dome, the Ambler project in partnership with subsidiaries of Rio Tinto and the Company's Nome, Alaska operations. NovaGold had $48 million of unrestricted cash at February 28, 2005 with no long-term debt, and one of the largest resource bases of any exploration or development stage precious metals company. The Company is listed on the Toronto Stock Exchange and the American Stock Exchange under the symbol “NG”.

Results of Operations

The Company had a net loss of $5.1 million (or $0.08 per share) for the first quarter ended February 28, 2005, compared with a net loss of $0.3 million (or $0.01 per share) for the same quarter in 2004. After excluding the non-cash stock-based compensation charge for the quarter of $4.2 million, the net loss for the period is $0.9 million compared with $0.3 million in the previous year. The other major factors in the net increase in the quarter's loss were a decrease in net revenues by $0.2 million, an increase in expenses of $0.3 million and a non-reoccurring mineral property recovery and minority interest add back totalling $0.1 million in 2004.

Revenues from the Company's land and gravel sales, gold royalties and other revenues reduced by $0.2 million in the first quarter ended February 28, 2005, compared with the same quarter in 2004. The decrease in revenues is mainly due to decreased land sales within the Nome, Alaska city limits. Interest income of $0.4 million for the quarter remained consistent with the previous year's quarter.

Expenses were $5.6 million for the first quarter ended February 28, 2005 compared with $1.1 million in the same quarter in 2004. During the quarter, the Company recorded $4.2 million for stock options granted to employees, directors and service providers with no equivalent in the quarter in the previous year. The accounting for stock-based compensation includes an equivalent $4.2 million amount in shareholders' equity, so there is no net effect on shareholders' equity as a result of this charge.

Overall general and administrative costs, wages and benefits, corporate development and communications, and professional fees have increased to $1.5 million in the first quarter of 2005 compared with $1.2 million in the same quarter in 2004. General and administrative costs and professional fees have decreased slightly while corporate development and communications costs have increased because of the Company's expanded shareholder base, and wages and benefits have increased due to the expansion of staff resources in all areas of the Company required to meet the needs created by the more advanced stages of the Company's projects.

Selected Financial Data

The following quarterly information are prepared in accordance with generally accepted accounting principles in Canada (Canadian GAAP).

Quarterly Information

In $000’s except per share amounts, for the fiscal quarters ended:

	2/28/05 $	11/30/04 $	8/31/04 $	5/31/04 $	2/29/04 $	11/30/03 $	8/31/03 $	5/31/03 $
Net revenues	515	946	1,207	581	735	575	359	99
Loss for the quarter	(5,137)	(1,263)	(286)	(6,533)	(294)	(1,537)	(636)	(3,420)
Loss per share – basic and diluted	(0.08)	(0.01)	(0.00)	(0.12)	(0.01)	(0.02)	(0.01)	(0.08)
Expenditures on mineral properties and related deferred costs(1) USA Canada	1,613 2,859	3,852 7,621	3,153 92,980(2)	970 1,553	480 437	2,916 (109)	1,942 4,700	781 24

(1)	Expenditures on mineral properties and related deferred costs include fair value adjustments and are net of recoveries and option payments received
(2)	An excess of purchase price over book value of $84,958,000, including deferred tax provision of $30,262,000, was allocated to Galore Creek on the acquisition of SpectrumGold Inc. as restated.

NOVAGOLD RESOURCES INC. QUARTER REPORT 2005

MANAGEMENT’S DISCUSSION AND ANALYSIS

The Company carries out exploration activities in Canada and the United States. The Company's exploration activities are seasonal in nature and programs tend to start late in the spring and complete by the end of the year. During the first quarter, the Company expended $4.5 million on mineral properties and related deferred costs. Of this amount, $1.7 million and $1.1 million related to spending at the Galore Creek project and adjacent Copper Canyon project, respectively, both located in Northern British Columbia. The majority of the expenditures at Galore Creek relate to work performed for an independent Pre-Feasibility level study targeted to be completed on the project by mid-2005. This Pre-Feasibility level study will incorporate the new resources discovered in the 2004 drill program and is targeting up to a 100% increase in the mining and milling rate from the independent Preliminary Economic Assessment (PEA) study completed on the project in August 2004 by Hatch. Included in the Copper Canyon expenditures is the fair value of $0.9 million for the Company's issuance of 74,074 common shares during the quarter as part of the property agreement. Also $1.1 million was expended on engineering and environmental permitting at the Rock Creek project in Nome, Alaska.

Factors that can cause fluctuations in the Company's quarterly results are the timing of the Nome land sales, stock option grants and the write-offs of mineral property costs previously capitalized. The majority of the Company's properties are not yet in production, consequently the Company believes that its loss (and consequent loss per share) is not a significant factor to investors in the Company. Although the Company's sales revenues are denominated in US dollars and a portion of the expenses are denominated in US dollars, the Company's cash balances, which are significantly larger than those US amounts, are predominately in Canadian funds and therefore the Company has not been materially susceptible to currency variations in the first quarter of 2005.

Liquidity and Capital Resources

The Company expended $1.7 million on net operating activities during the quarter ended February 28, 2005 compared with $2.9 million in the same quarter in 2004. The largest element of the reduction was the lower changes in non-cash working capital.

The Company received net proceeds of $0.8 million from the exercise of stock options in the first quarter of 2005 compared with $3.1 million from the exercise of stock options and warrants in the same quarter in 2004.

The Company expended $7.0 million on investing activities during the first quarter of 2005 compared with $1.0 million in the same quarter in 2004. During the quarter, the Company expended a total of $7.0 million on mineral properties and related deferred costs of which $3.4 million related to accrued costs at the Company's November 30, 2004 year end. The majority of the quarterly mineral property expenditures occurred at the Galore Creek, Copper Canyon and Rock Creek projects.

The Company has no material off-balance sheet arrangements, no material capital lease agreements and no material long term obligations. The majority of the Company's expenditures on its properties are of a discretionary nature.

At February 28, 2005, the Company's aggregate commitments for operating leases totaled $3.3 million. These operating leases include the Company's leased head office location and certain office equipment. The future minimum lease payments at the quarter end are approximately as follows:

in thousands of Canadian dollars
$
2005	91
2006	287
2007	289
2008	285
2009	285
Thereafter	2,030

The Company has no significant financial or other instruments except that its cash balances are largely invested in high quality commercial or bank paper with terms of less than three months that can be easily liquidated.

Outlook

At February 28, 2005 the Company had unrestricted cash and cash equivalents of $48.2 million. On October 28, 2004 the Company issued by way of private placement 1,980,200 flow-through shares (FTS) for gross proceeds of $20,000,020. In February 2005, under the FTS agreements the Company renounced $20,000,020 of qualifying expenditures to the investors effective December 31, 2004, although under Canadian tax law the expenditures may actually be incurred up to December 31, 2005. Guidelines related to FTS accounting were issued by the Emerging Issues Committee (EIC) of the CICA under EIC 146. Under EIC 146 the Company is required to record a provision at the time of the actual renunciation, by a reduction in the amount included in share capital relating to the FTS, for the future income taxes related to the deductions foregone by the Company. In February 2005, the Company renounced $20,000,020 under the flow-through shares program and recorded net future income taxes of $6.7 million. Consequently, the Company recognized a reduction in share capital and increase in future income taxes of $6.7 million. In subsequent periods, should the Company incur losses that would give rise to a related future income tax asset the Company will recognize that asset and related income tax recovery at that time. The Company intends to spend the entire amount on the Galore Creek project located in Northern British Columbia prior to December 31, 2005.

In 2005, the Company has budgeted to invest a minimum of $37 million on exploration and development programs on its properties. This

NOVAGOLD RESOURCES INC. QUARTER REPORT 2005

MANAGEMENT’S DISCUSSION AND ANALYSIS

work is anticipated to include a minimum of 60,000 meters of drilling with the majority of the work focused on the Galore Creek, Rock Creek and Ambler projects.

At the Galore Creek project, the Company plans to spend $20 million on at least 50,000 meters of drilling with the objective to advance the inferred mineral resource at Galore to the indicated category for which quantity, quality and physical characteristics of the deposit can be estimated with confidence to support mine planning and the overall economic viability of the project. The Company plans to spend a minimum of $5 million on project engineering and environmental work. The objectives are to complete a pre-feasibility level assessment of the project by mid-2005 using updated resource models from 2004 drilling and latest engineering estimates, to complete an in-fill drilling program to convert inferred mineralization into indicated in all areas, to complete all field engineering studies required to complete a feasibility study by mid-2006, to complete collection and analysis of baseline environmental data and to prepare a formal environmental assessment document and key permit applications for submission by the end of 2005, and to continue to build on our relationship with the Tahltan First Nations and to conclude a legal agreement with the Tahltan regarding project development.

At the Rock Creek project the final feasibility study has been initiated using the services of the independent engineering firm Norwest Corporation. The Company completed additional in-fill drilling and metallurgical testwork as part of the final feasibility study and is contemplating the effect of potentially including mining from the Big Hurrah deposit as part of the study. A budget of US$4 million is planned for the development work in 2005 with the objective of the program to advance Rock Creek to a stage of being fully permitted and ready to construct. A further US$1.75 million is anticipated to be expended, mainly on drilling, at the Big Hurrah project located 45 miles from Rock Creek.

The Company is still assessing the results of the 2004 season work at both the Galore Creek and Rock Creek projects and may change the planned expenditures on those projects dependent on the final 2004 season results. In particular these costs do not include any capital costs that may be committed for development of the Nome Operations should the decision be made to advance to development in 2005. Furthermore, the current limited availability of certain mining equipment may necessitate early commitment to purchase certain long lead time items.

At the Ambler project, the Company plans to spend US$4 million on 6,000 meters of drilling with the objectives to advance the project to Scoping level by continuing the drilling program to define the resource, complete transportation and energy studies, increase the resource base by testing possible ore zone extensions defined through deposit modeling, and confirm and expand mineralization on select outlying prospects and targets.

No financial contribution is required by NovaGold in 2005 for the Donlin Creek project but US$11 million is budgeted to be invested by Placer Dome on a 20,000 meter drill program to increase inferred resources to the indicated category, on detailed engineering and design, and on environmental assessment documentation for development of the project.

Related Party Transactions

Subsequent to February 28, 2005, the Company sold its subsidiary, 650399 BC Ltd (BC Ltd), which held the Company's Yukon and British Columbia assets other than the Galore Creek and its adjacent properties. The purchaser is a newly formed company whose president is a director of NovaGold. The proceeds from the sale of BC Ltd were shares in the new company at a deemed value of $2.75 million, plus a cash payment equivalent to the cash existing in BC Ltd at the time of the sale. The sale proceeds are equivalent to the consolidated book value of the assets in BC Ltd and thus there is no gain or loss on the sale. The Company intends to option back certain exploration rights to the Brewery Creek property from the purchaser.

Critical Accounting Estimates

The most critical accounting principles upon which the Company's financial status depends are those requiring estimates of the recoverability of its capitalized mineral property expenditures and the amount of future reclamation obligations.

Mineral Properties and Related Deferred Costs

The Company records its interest in mineral properties at cost. Exploration expenditures relating to properties that have resources or significant mineralization requiring additional exploration are deferred and will be amortized against future production following commencement of commercial production, or written off if the properties are sold, allowed to lapse, abandoned or become impaired.

Management of the Company reviews and evaluates the carrying value of each mineral property for impairment when events or changes in circumstances indicate that the carrying amounts of the related asset may not be recoverable. If the total estimated future cash flows on an undiscounted basis are less than the carrying amount of the asset, an impairment loss is measured and assets are written down to fair value which is normally the discounted value of future cash flows. Where estimates of future net cash flows are not available and where other conditions suggest impairment, management assesses whether carrying value can be recovered by considering alternative methods of determining fair value. When it is determined that a mineral property is impaired, it is written down to its estimated fair value.

Management's estimates of mineral prices, recoverable proven and probable reserves, and operating, capital and reclamation costs are subject to certain risks and uncertainties that may affect the recoverability of deferred mineral property costs. Although management has made its best estimate of these factors, it is possible that material changes could

NOVAGOLD RESOURCES INC. QUARTER REPORT 2005

MANAGEMENT’S DISCUSSION AND ANALYSIS

occur which may adversely affect management's estimate of the net cash flows expected to be generated from its properties.

The recoverability of amounts shown for mineral properties and related deferred costs is dependent upon the discovery of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, the ability of the Company to obtain necessary financing to continue operations and to complete the development and upon future profitable production or proceeds from the disposition thereof. The discovery or establishment of adequate reserves is dependent on successful exploration. Competition for exploration resources at all levels is currently very intense, particularly affecting availability of manpower, drill rigs and helicopters. As a result of this, and other factors inherent in exploration, the Company has uncertainty that it will be able to carry out its planned exploration programs.

Reclamation Costs
The amounts recorded for reclamation costs are estimates based on engineering studies and management's assessment of the work that is anticipated to remediate old mine workings of the Company's Nome Gold and Murray Brook sites, and exploration remediation at the Galore Creek project. Actual results could differ from these estimates.

Stock-based Compensation
CICA Handbook section 3870 Stock-based Compensation and other Stock-based Payments (CICA 3870) establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. It applies to transactions, including, non-reciprocal transactions, in which an enterprise grants shares of common stock, stock options, or other equity instruments, or incurs liabilities based on the price of common stock or other equity instruments.

Compensation expense for options and warrants granted is determined based on estimated fair values of the options and warrants at the time of grant, the cost of which is recognized over the vesting period of the respective options and grants.

The Company's accounting policies are described in note 2 to the Company's 2004 audited consolidated financial statements which can be found on the Company's website: www.novagold.net or on SEDAR: www.sedar.com.

Risk Factors

Exploration and Development
Mineral exploration and development involves a high degree of risk and few properties that are explored are ultimately developed into producing mines. There is no assurance that the Company's mineral exploration activities will result in any discoveries of new bodies of commercial ore. There is also no assurance that if commercial ore is discovered that the ore body would be economical for commercial production. Discovery of mineral deposits is dependent upon a number of factors and significantly influenced by the technical skill of the exploration personnel involved. The commercial viability of a mineral deposit is also dependent upon a number of factors which are beyond the Company's control. Some of these factors are the attributes of the deposit, commodity prices, government policies and regulation and environmental protection.

The Company is earning an interest in certain of its key properties through option agreements and acquisition of title to the properties is only completed when the option conditions have been met. These conditions include making property payments, incurring exploration expenditures on the properties, and satisfactory completion of certain pre-feasibility studies and third party agreements. If the Company does not satisfactorily complete these option conditions in the time frame laid out in the option agreements, the Company's title to the related property will not vest and the Company will have to write-down its previously capitalised costs related to that property.

Resource Estimates
There is a degree of uncertainty attributable to the calculation of reserves and the corresponding grades. Resource estimates are dependent partially on statistical inferences drawn from drilling, sampling and other data. The measured and indicated and inferred resource figures set forth by the Company are estimates, and there is no certainty that the measured and indicated levels of gold will be realized. Declines in the market price for gold may adversely affect the economics of a reserve and may require the Company to reduce its estimates.

Price Volatility-Gold and Other Metals
The market price for gold and other metals is volatile and cannot be controlled. There is no assurance that if commercial quantities of gold and other metals are discovered, a profitable market may or continue to exist for a production decision to be made or for the ultimate sale of the metals. As the Company is currently not in production, no sensitivity analysis for price changes has been provided or carried out.

Caution on Forward-Looking Statements

The Management's Discussion and Analysis contains forward-looking statements concerning anticipated developments in NovaGold's operations in future periods. Forward-looking statements are frequently, but not always, identified by words such as "expects," "anticipates," "believes," "intends," "estimates," "potential," "possible" and similar expressions, or statements that events, conditions or results "will," "may," "could" or "should" occur or be achieved. These forward-looking statements are set forth principally under the heading "Outlook" in the Management's Discussion and Analysis. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of NovaGold may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors. NovaGold's forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and NovaGold does not assume any obligation to update forward-looking statements if circumstances or management's beliefs, expectations or opinions should change. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

NOVAGOLD RESOURCES INC. QUARTER REPORT 2005

CONSOLIDATED BALANCE SHEETS - UNAUDITED

in thousands of Canadian dollars

	February 28	November 30
	2005	2004
	$	$
Assets
Current assets
Cash and cash equivalents	48,247	56,142
Restricted cash	469	469
Accounts receivable	49	192
Amounts receivable from related party	13	13
Inventory	39	39
Deposits and prepaid amounts	1,921	1,174
	50,738	58,029

Accounts and officer loan receivable	710	710
Land	1,757	1,757
Property, plant and equipment	1,614	1,131
Mineral properties and related deferred costs (note 3 )	151,598	147,126
Investments	1,641	1,641
Reclamation deposit	105	105
	208,163	210,499

Liabilities
Current liabilities
Accounts payable and accrued liabilities	3,298	6,867
Loan payable	200	200
Reclamation payable	899	899
	4,397	7,966

Officer loan payable	204	204
Deferred tenant inducements	504	-
Deferred income	9	21
Provision for reclamation costs	536	536
Future income taxes (note 4)	36,994	30,262
	42,644	38,989

Shareholders' equity
Share capital (note 4)	242,673	247,511
Contributed surplus	820	820
Stock-based compensation (note 5)	9,795	5,811
Deficit	(87,769)	(82,632)
	165,519	171,510
	208,163	210,499

Nature of operations (note 1)

(See accompanying notes to consolidated financial statements)

[signed: Rick Van Nieuwenhuyse]	Director	[signed: James Philip]	Director
Approved by the Board of Directors

NOVAGOLD RESOURCES INC. QUARTER REPORT 2005

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT - UNAUDITED

in thousands of Canadian dollars
except for per share amounts
	Three Months Ended
	February 28	February 29
	2005	2004

Revenue
Land, gravel, gold and other revenue	144	379
Interest income	403	368
	547	747

Cost of sales	32	12
	515	735
Expenses and other
Corporate development and communications	219	130
Foreign exchange gain	(27)	(33)
General and administrative	495	517
Mineral property recovery in excess of costs	-	(69)
Professional fees	118	139
Stock-based compensation (note 5)	4,209	-
Wages and benefits	638	407
	5,652	1,093

Minority interest	-	64

Loss for the period	(5,137)	(294)
Deficit - Beginning of period	(82,632)	(74,256)
Deficit - End of period	(87,769)	(75,550)
Loss per share
Basic and diluted	(0.08)	(0.01)

Weighted average number of shares	65,827,537	53,281,145

(See accompanying notes to consolidated financial statements)

NOVAGOLD RESOURCES INC. QUARTER REPORT 2005

CONSOLIDATED STATEMENTS OF CASH FLOWS - UNAUDITED

in thousands of Canadian dollars
	Three Months Ended
	February 28	February 29
	2005	2004

Cash flows from (used in) operating activities
Loss for the period	(5,137)	(294)
Items not affecting cash
Amortization	62	47
Foreign exchange gain	(27)	(33)
Mineral property recovery in excess of costs	-	(69)
Minority interest	-	(64)
Stock-based compensation	4,209	-
	(893)	(413)

Net change in non-cash working capital
Increase in accounts receivable, deposits and prepaid amounts	(604)	(263)
Increase in inventory	-	(2)
Decrease in accounts payable and accrued liabilities	(208)	(2,217)
	(1,705)	(2,895)

Cash flows from financing activities
Proceeds from issuance of common shares - net	804	3,109
	804	3,109

Cash flows used in investing activities
Acquisition of property, plant and equipment	(41)	(83)
Expenditures on land improvements	-	(74)
Expenditures on mineral properties and related deferred costs - net	(3,607)	(1,042)
(Decrease) increase in accounts payable and accrued liabilities related to mineral properties	(3,373)	374
Investments	-	(180)
	(7,021)	(1,005)

Effect of exchange rate changes on cash and cash equivalents	27	33
Decrease in cash and cash equivalents during the period	(7,895)	(758)
Cash and cash equivalents - Beginning of period	56,142	59,747
Cash and cash equivalents - End of period	48,247	58,989
Supplemental disclosure
Shares issued for option agreement	864	-
Mineral property recovery in excess of costs	-	69
Shares received from option agreement	-	125

(See accompanying notes to consolidated financial statements)

NOVAGOLD RESOURCES INC. QUARTER REPORT 2005

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - UNAUDITED

1. Nature of Operations

NovaGold Resources Inc. (the “Company”) is a natural resource company engaged in the exploration and development of gold properties in North America. Since 1998, the Company has assembled a portfolio of mineral properties in Alaska, British Columbia and the Yukon Territory.

The Company is in the process of exploring its mineral properties and has not yet determined whether these properties contain reserves that are economically recoverable. The amounts shown as mineral properties and related deferred costs represent costs net of recoveries to date, less amounts written off, and do not necessarily represent present or future values. The recoverability of amounts shown for mineral properties and related deferred costs is dependent upon the discovery of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, the ability of the Company to obtain necessary financing to continue operations and to complete the development and upon future profitable production or proceeds from the disposition thereof.

Management believes that the Company will be able to meet its minimum operating and capital commitments in the upcoming year from existing working capital. The Company has ongoing sand and gravel resource revenues and intends to develop and sell its land in the Nome, Alaska area. The Company will periodically have to raise additional funds to complete its exploration and future development and, while it has been successful in doing so in the past, there can be no assurance that it will be able to do so in the future.

2. Accounting Policies

Basis of presentation

These consolidated financial statements include the accounts of NovaGold Resources Inc. and its material wholly owned subsidiaries, NovaGold Canada Inc. (formerly SpectrumGold Inc.), Alaska Gold Company and NovaGold Resources Alaska, Inc. All inter-group transactions are eliminated on consolidation.

The consolidated accounts have been prepared using accounting principles generally accepted in Canada for interim reporting. The accounting policies followed by the Company are set out in Note 2 to the audited consolidated financial statements included in the Company's 2004 Annual Report and have been consistently followed in the preparation of these financials statements except that the Company has adopted Accounting Guideline 15 “Consolidation of Variable Interest Entities (VIE)” effective for the Company's first quarter commencing December 1, 2004 whereby the guideline requires the consolidation of VIE's by the primary beneficiary; the enterprise that will absorb or receive the majority of the VIE's expected losses, expected residual returns, or both. The adoption of Accounting Guideline 15 has not had a material impact on the Company. These financial statements should be read in conjunction with the Company's 2004 audited consolidated financial statements.

NOVAGOLD RESOURCES INC. QUARTER REPORT 2005

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - UNAUDITED

3. Mineral Properties and Related Deferred Costs

For the three months ended February 28, 2005:

in thousands of Canadian dollars

	Balance -		Balance -
	November 30,		February 28,
	2004	Expenditures	2005
	$	$	$

Alaska, USA
Donlin Creek	17,421	-	17,421
Rock Creek	14,070	1,127	15,197
Shotgun	4,059	-	4,059
Ambler	2,371	80	2,451
Big Hurrah	789	288	1,077
Nome Gold	196	10	206
Other	267	108	375

Yukon and British Columbia, Canada
Galore Creek	104,388	1,700	106,088
Copper Canyon	785	1,140	1,925
Brewery Creek	1,559	16	1,575
McQuesten	1,091	3	1,094
Other	130	-	130

	147,126	4,472	151,598

NOVAGOLD RESOURCES INC. QUARTER REPORT 2005

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - UNAUDITED

4. Share Capital

Authorized
1,000,000,000 common shares, no par value
10,000,000 preferred shares issuable in one or more series	in thousands of Canadian dollars
	Number of	Ascribed
Issuance of common shares	shares	value
		$

Balance at November 30, 2004	65,702,193	247,511
Issued in quarter
For cash and fair value pursuant to option agreements	340,629	1,030
Pursuant to property agreement	74,074	864
Future income taxes to flow-through shares	-	(6,732)

Balance at February 28, 2005	66,116,896	242,673

On October 28, 2004 the Company issued 1,980,200 flow-through shares (FTS) for gross proceeds of $20,000,020. Under the FTS agreements the Company agreed to renounce $20,000,020 of qualifying expenditures to the investors effective December 31, 2004, although under Canadian tax law the expenditures may actually be incurred up to December 31, 2005. Guidelines related to FTS accounting were issued by the Emerging Issues Committee (EIC) of the CICA under EIC 146. Under EIC 146 the Company is required to record a provision at the time of the actual renunciation, by a reduction in the amount included in share capital relating to the FTS, for the future income taxes related to the deductions forgone by the Company.

In February 2005, the Company renounced $20,000,020 under the flow-through shares program and recorded net future income taxes of $6.7 million. Consequently, the Company recognized a reduction in share capital and increase in future income taxes of $6.7 million. In subsequent periods, should the Company incur losses that would give rise to a related future income tax asset the Company will recognize that asset and related income tax recovery at that time.

5. Stock-based Compensation

The Company has a stock option plan providing for the issuance of up to 9,000,000 options, whereby the Company may grant options to its directors, officers, employees and service providers. The exercise price of each option cannot be lower than the market price of the shares at the date of grant of the option. The number of shares optioned to any single optionee may not exceed 5% of the issued and outstanding shares at the date of grant. The options are exercisable immediately for a 10-year period from the date of grant or may be exercisable 1/3 at grant date, 1/3 at the first anniversary date and 1/3 at the second anniversary date for a 10-year period from the date of grant.

For the three months ended February 28, 2005 the Company has recognized a stock-based compensation charge of $4,209,000 for options granted to directors, employees and service providers in accordance with CICA Handbook section 3870 Stock-based Compensation and other Stock-based Payments (CICA 3870). Compensation expense for options and warrants granted is determined based on estimated fair values of the options and warrants at the time of grant, the cost of which is recognized on a straight line basis over the vesting period of the respective options and grants. The fair value of the stock options was calculated using the following assumptions.

NOVAGOLD RESOURCES INC. QUARTER REPORT 2005

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - UNAUDITED

Three months ended February 28, 2005
Average risk-free interest rate	2.94% - 3.04%
Expected life	1.85 years
Expected volatility	58%
Expected dividends	Nil

6. Segmented information

The Company's revenues and cost of sales from external customers are generated from one reportable operating segment, sales from land, gravel and gold from its operations located in Nome, Alaska. The Company's exploration assets are located in the United States and Canada and the geographical breakdown is show in note 3.

7. Subsequent events

Subsequent to February 28, 2005, the Company sold 650399 BC Ltd (BC Ltd), which held the Company's Yukon and British Columbia assets other than the Galore Creek and its adjacent properties. The purchaser is a newly formed company whose president is a director of NovaGold. The proceeds from the sale of BC Ltd are shares in the new company at a deemed value of $2.75 million, plus a cash payment equal to the cash existing in BC Ltd at the time of the sale. The sale proceeds are equivalent to the book value of the assets in BC Ltd and thus there is no gain or loss on the sale. The Company intends to option back certain exploration rights to the Brewery Creek property from the purchaser.

NOVAGOLD RESOURCES INC. QUARTER REPORT 2005